Filed by Quintiles Transnational Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: IMS Health Holdings, Inc.

Commission File No.: 001-36381

The following is the transcript for the video presentation by the VP and GM of Real World Evidence Solutions at IMS Health Holdings, Inc.:

The websites referenced below and information accessible through them do not constitute part of this document are not incorporated into this document.

Cautionary Statements Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. IMS Health and Quintiles caution readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to risks and uncertainties related to (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to closing of the merger may not be satisfied; (iii) the ability of IMS Health and Quintiles to integrate their businesses successfully and to achieve anticipated cost savings and other synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against IMS Health, Quintiles or their respective directors, (vi) possible disruptions from the proposed transaction that could harm IMS Health’s or Quintiles’ business, including current plans and operations, (vii) the ability of IMS Health or Quintiles to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the merger, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IMS Health’s and/or Quintiles’ financial performance, (x) certain restrictions during the pendency of the merger that may impact IMS Health’s or Quintiles’ ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IMS Health’s or Quintiles’ consolidated financial condition, results of operations, credit rating or liquidity. Neither IMS Health nor Quintiles assumes any obligation to provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, IMS Health and Quintiles will be filing documents with the Securities and Exchange Commission (“SEC”), including the filing by Quintiles of a registration statement on Form S-4, and Quintiles and IMS intend to mail a joint proxy statement regarding the proposed transaction to their respective shareholders that will also constitute a prospectus of Quintiles. After the registration statement is declared effective, IMS Health and Quintiles plan to mail to their respective shareholders the definitive joint proxy statement/prospectus and may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IMS Health or Quintiles may file with the SEC. Investors and security holders of IMS Health and Quintiles are urged to read the registration statement, the joint proxy statement/prospectus and any other relevant documents, as well as any amendments or supplements to these documents, carefully and in their entirety when they become available because they will contain important information. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IMS Health and Quintiles through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IMS Health or Quintiles at the following:

IMS Health	Quintiles

ir@imshealth.com	InvestorRelations@quintiles.com
+1.203.448.4600	+1.919.998.2590
Investor Relations	4820 Emperor Boulevard
83 Wooster Heights RD	PO Box 13979
Danbury, CT, 06810	Durham, North Carolina 27703

Participants in the Solicitation

IMS Health, Quintiles and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and related matters. Information regarding IMS Health’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in IMS Health’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on February 22, 2016, which are filed with the SEC. Information regarding Quintiles’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Quintiles’ Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 21, 2016, which are filed with the SEC. Additional information will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Jon Resnick, VP and GM of Real World Evidence Solutions at IMS Health, discusses advances in real world evidence solutions.

Video can be found at http://www.imshealth.com/en/solution-areas/real-world-evidence#ims-video

[music]

Jon Resnick:

Challenges facing the health care setting are actually quite well understood now. Costs are rising, populations are aging and medications and treatments are getting more and more specialized over time. Across the industry, health care stakeholders are asking themselves how they can get the most benefit for their limited health care spend. The gold standard for health care information is randomized controlled trials. Randomized controlled trials are phenomenal at demonstrating the efficacy of products; however, the populations enrolled don’t always look like the populations who take medication in the real world. Across health care, there’s a shift towards focus of patient outcomes. They create a currency for us to track and to measure that value in an objective way. We call this real world evidence and everyone benefits from it.

Not only is health care information fragmented, there’s also an explosion of new sources of data. Some data are coming from insurance claims and electronic medical records with standardized formats, others are highly unstructured coming from new sources like social media or from physician clinical notes. IMS Health generates insights from robust anonymous patient level data using scientific and commercial analytics. To measure outcome using these different forms of data, you need technology that could help you connect and link the different data sets together. IMS Health is able to take all these disparate pieces of health care information that exist across the health care setting and help bring them together into a common platform. We receive anonymous patient information that we transform to create an end-to-end view of a patient’s journey through the health care setting.

Usman Iqbal, M.D.:

The way you make a difference in the lives of the patient is by leveraging the right kind of research and building the right kind of evidence. Well we’ve come a long way in oncology but the way the whole landscape is changing there are 2 major issues that we are facing from data and from a real world evidence standpoint. The indications and the products that are indicated for oncology we’re talking about niche populations, it’s not the just big tumors any more. Now they’re specific targets and specific pathways that have been identified that have lend a lot of hope in terms of developing the right kind of drugs for those patient populations.

Jon Resnick:	IMS has done a really good job in working hand-in-hand with the companies to develop the best databases in a scalable fashion. We’re able to transform these large scale databases, leveraging technology and scientific analytics into information and evidence that’s usable by external stakeholders. Collecting and creating real world evidence is no longer an option for pharmaceutical companies. Core customers are demanding it. Payers are looking at it to assess price, market access. Regulators are looking at it increasingly to assess safety.

Greg Rossi, PhD:	For Astrazeneca, real world evidence has become a critical part of our go to market strategy. We’ve never had such rich information to inform the decisions that we make in development and so if we can harness those data with tools that allow us to make decisions in real time, then clearly we have a great opportunity to maximize the value of those technologies.

Tom Haskell:

This product came about out of necessity mainly because the data sources are so large, cohort is a sub-population that is created for a specific purpose for doing the study. We have all sorts of filters to pick from, from age, patient gender, any diagnosis code you want in the system, so we can drag and drop any of these in to help create the cohort. For example, what if I just wanted to find all males in France who had a tumor in 2011. In less than a minute, we showed that there are 96,662 patients who had a metastatic solid tumor in 2011 and were hospitalized for at least 5 days. We can now take creating cohorts from weeks down to minutes.

Greg Rossi, PhD:	We’re able to answer many questions much more rapidly and with much deeper understanding.

Usman Iqbal, M.D.:	IMS Health cohort building does take health care informatics to a next level.

Jon Resnick:	From data sourcing to data management, analytics and applications. Real compelling evidence, real effective partnerships, real intelligence applied.

[End of recording]